# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Medicus Pharma Ltd., CIK 0001997296
CUSIP: 58471K202
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 300 CONSHOHOCKEN STATE RD., SUITE 200, W. CONSHOHOCKEN, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002050471

## Reporting persons
- Melani Kenneth R.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,323,741; shared voting power 0; sole dispositive power 3,323,741; shared dispositive power 0; aggregate amount beneficially owned 3,323,741 (28.1% of the class)
  Comment: Includes: (i) 409,411 common shares held by Dr. Kenneth Melani and (ii) 2,914,330 common shares held by Velocity Fund Partners, LP and entity controlled by Dr. Kenneth Melani. Dr. Kenneth Melani may be deemed the beneficial owner of securities held by Velocity Fund Partners, LP. Dr. Kenneth Melani disclaims beneficial ownership of such securities except to the extent of his direct ownership.
- VELOCITY FUND PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,914,330; shared voting power 0; sole dispositive power 2,914,330; shared dispositive power 0; aggregate amount beneficially owned 2,914,330 (24.7% of the class)

## Item 1. Issuer
Name of issuer: Medicus Pharma Ltd.
Address of issuer's principal executive offices: 300 CONSHOHOCKEN STATE RD., SUITE 200, W. CONSHOHOCKEN, PENNSYLVANIA, 19428.

## Item 2. Person Filing
Name of person filing:
This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
(i) Dr. Kenneth Melani; and
(ii) Velocity Fund Partners, LP
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

1100 Stonegate Manor
Cheswick, PA 15024
Citizenship: See Row (4) of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Dr. Kenneth Melani directly owns 409,411 common shares of Medicus Pharma Ltd. (the "Company"). Velocity Fund Partners, LP an entity controlled by Dr. Kenneth Melani, directly owns 2,914,330 common shares. Dr. Kenneth Melani may be deemed the beneficial owner of the securities held by Velocity Fund Partners, LP. Dr. Kenneth Melani disclaims beneficial ownership of such securities except to the extent of this direct ownership.
Percent of class: See Row (11) of each Reporting Person's cover page. The percentages used herein are calculated based upon an aggregate of 11, 816,721 common shares reported by the Company to be outstanding as of November 22, 2024, as reflected in the Company's Management's Discussion and Analysis filed as Exhibit 99.1 to the Companyes Form 6-K filed on November 25th, 2024.
Sole power to vote or to direct the vote: See Row (5) of each Reporting Person's cover Page
Shared power to vote or to direct the vote: See Row (6) of each Reporting Person's cover Page
Sole power to dispose or to direct the disposition: See Row (7) of each Reporting Person's cover Page
Shared power to dispose or to direct the disposition: See Row (8) of each Reporting Person's cover Page

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Melani Kenneth R.: /s/ Kenneth Melani, Dr. Kenneth Melani (02/13/2025)
- VELOCITY FUND PARTNERS, LP: /s/ Kenneth Melani, Dr. Kenneth Melani, General Partner (02/13/2025)